Exhibit 99.1

NEWS RELEASE
Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

KIMBER UPDATES RESOURCE AT CARMEN :

INCREASES GOLD MEASURED & INDICATED BY 27%

April 20, 2006

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (AMEX:KBX, TSX:KBR)

Kimber is pleased to report an updated resource estimate on the Carmen deposit. This update, Estimate “M”, is based on 344 reverse circulation holes drilled to February 15, 2006.  The estimate incorporates an additional 72 holes, representing a 21% increase since the last Resource Estimate “L” on the Carmen reported September 6, 2005.

The following are highlights from Estimate “M”:

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Gold resources in the Measured and Indicated category increased by 27%

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Total resources increased by 17%

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Silver resources in the Measured and Indicated category increased by 11%

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Gold resources in the Inferred category increased by 18%

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Gold grades in the Measured & Indicated category improved by 9.6%

	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t) *	Gold (oz)	Silver (oz)	Gold Eq (oz) 75:1
Measured	18.901	0.946	57	1.71	574,600	34,708,700	1,037,000
Indicated	3.770	0.996	43	1.57	120,800	5,262,800	191,000
Inferred	7.280	1.191	38	1.70	278,700	8,875,500	397,000

* Gold-equivalent assumes equivalence of 75 units of silver to one unit of gold

Robert Longe, President and CEO comments, “ We are very pleased with the results from this most recent resource update at Carmen. Not only were the total resources at Carmen increased by 17%, there was also a strong increase in Measured & Indicated resources. This is especially timely as the drill database used for Estimate “M” will now be incorporated into the block model for the pre-feasibility study. Additionally, the overall grade of the deposit increased and is now 1.69 g/t gold-equivalent, a grade which compares well with those of our neighbours, some of whom have achieved or are approaching production.”

Nature of Estimate

This is a polygonal estimate using all (344) reverse circulation holes for which results were available by February 15, 2006. Boundaries to the mineralized body, incorporating the revised understanding of controls to mineralization, were drawn by hand on each of 30 vertical sections 25 metres apart. Polygons were then drawn to outline cut-off grades at 0.3 g/t gold and 35 g/t silver.

Drilling

Additional reverse circulation drilling for Estimate “M” totaled 17,596 metres. The average number of resource ounces per metre of drilling equaled 13.3 oz gold-equivalent.

Total Resources at Monterde

As announced recently, Kimber has adopted a gold/silver conversion factor of 75 to better reflect the recent changes in the prices of silver and gold along with our expectations for the recoveries for the two metals. Using this 75:1 conversion factor, total resource ounces (Au equivalent) now reported at Monterde are as follows:

Au Eq. Resource Oz
Measured	1,143,000
Indicated	244,000
Inferred	556,000

Location of Recent Drilling

The image below uses a Google Earth snapshot of the Carmen deposit to demonstrate the drilling to date on Carmen. The red dots reference the 72 new holes included in Estimate “M”. This picture shows that much of the new drilling was concentrated on the southern and northern reaches of the deposit where the deposit is still open. Drilling will continue to step-out in these directions.

About Kimber

Kimber Resources Inc., which holds a 100% interest in the Monterde property in the Sierra Madre of northern Mexico, is advancing the Carmen gold-silver deposit towards production. The Carmen deposit, an underground mine in the 1930’s, is a typical low sulphidation epithermal system, oxidized, and believed to be suitable for open pit mining.  Two adjacent epithermal systems first identified in 2005, the Carotare deposit and El Orito Norte exploration target appear to be similar to the Carmen. The initial resource estimate on Carotare was reported in November 2005. The goal of the company is to demonstrate at least three million resource ounces from the two deposits and exploration target identified.  For further information on the company visit SEDAR or the company website at www.kimberresources.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Darren Klinck

Director, Investor Relations

or

Robert Longe P.Eng

President and CEO

North America Toll Free: 1-866-824-1100

Tel: (604) 669-2251

Fax: (604) 669-8577

Website: http://www.kimberresources.com

Email: news@kimberresources.com

This estimate was prepared by Mr. Damir Cukor, P. Geo,  Mr. Alan Hitchborn, B.Sc., and. Mr. J.B. Richards, P.Eng, internal QP.  The drill program which generated the data used was managed by Mr. Alan Hitchborn.  Mr. J.B. Richards, P.Eng., Vice President Engineering, and designated Q.P. for the project is responsible for quality control and has verified the data disclosed. He has determined that the laboratory reports matched the drill sample logs and that the quality control assays fall within reasonable limits. QA./QC procedures incorporate blanks and duplicates inserted at the drill site and standards inserted after sample preparation. Drilling is by reverse circulation. A one eighth split of each two-metre section of the drill hole, weighing approximately 6 kg is processed by ALS Chemex at its preparation laboratory in Hermosillo, Mexico. Pulps are analysed by ALS Chemex at its laboratory in North Vancouver, British Columbia, using 50 gram subsamples, fire assay with an AA finish for gold and four-acid digestion and ICP finish for silver from a 1.0 gram subsample. Highgrade gold or silver intervals are re-assayed by fire assay with gravimetric finish.

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements.  Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company's control.